SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                                (Amendment No. 3)

                                Arris Group, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
                                    ---------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                 (905) 863-1103
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2002
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

CUSIP NO. 04269Q100                                           Page 2 of 7 Pages

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Nortel Networks Corporation
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)
                (b)
      Not Applicable
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
NUMBER OF SHARES
                                   22,000,000 shares
BENEFICIALLY OWNED BY        ---------------------------------------------------
                             8.    SHARED VOTING POWER
EACH REPORTING PERSON
                                   0 shares
WITH                         ---------------------------------------------------
                             9.    SOLE DISPOSITIVE POWER

                                   22,000,000 shares
                             ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER

                                   0 shares
                             ---------------------------------------------------
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,000,000 shares
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.9%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100                                           Page 3 of 7 Pages


                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

     This Amendment No. 3 amends the Statement on Schedule 13D filed on August 13, 2001, by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"), as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2002 and Amendment No. 2 to Schedule 13D filed on June 21, 2002 (as amended, the "Statement"). The Statement, as amended by this Amendment No. 3, is referred to herein as "Schedule 13D." The Schedule 13D is filed to report the consummation of the sale by Nortel Networks LLC of 15,000,000 shares of Arris Group Common Stock in a firm commitment underwritten offering pursuant to an underwriting agreement (the "Underwriting Agreement") among Nortel Networks LLC, Arris Group, and CIBC World Markets Corp. ("CIBC") and J.P. Morgan Securities Inc. ("J.P. Morgan"), as representatives of the several underwriters (collectively, the "Underwriters"). Capitalized terms used and not defined herein have the meanings set forth in the Statement.

Item 1.  Security and Issuer.
         -------------------

     The second paragraph of Item 1 of the Statement is hereby amended and restated to read as follows:

     The 22,000,000 shares of Arris Group Common Stock beneficially owned by Nortel Networks Corporation are held of record by Nortel Networks LLC, a Delaware limited liability company whose membership interests are directly and indirectly held by Nortel Networks Inc., a Delaware corporation. Nortel Networks Inc. in turn is a wholly owned subsidiary of Nortel Networks Limited, a Canadian corporation and a wholly owned subsidiary of Nortel Networks Corporation, a Canadian corporation. Nortel Networks Corporation and the above referenced affiliates are sometimes collectively referred to herein as "Nortel Networks."

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

     The 22,000,000 shares of Arris Group Common Stock were acquired by Nortel Networks LLC in exchange for its then existing membership interest in Arris Interactive L.L.C. ("Arris LLC"), a Delaware limited liability company and a joint venture of Nortel Networks LLC and Arris International, Inc. (f/k/a ANTEC Corporation), a Delaware corporation ("ANTEC").

CUSIP NO. 04269Q100                                           Page 4 of 7 Pages

Item 4.  Purpose of Transaction.
         ----------------------

     The fifth paragraph of Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

     On June 19, 2002, Nortel Networks LLC, Arris Group, and CIBC and J.P. Morgan, as representatives of the several underwriters, entered into the Underwriting Agreement pursuant to which Nortel Networks LLC agreed to sell 15,000,000 shares of Arris Group Common Stock to the underwriters and granted the underwriters an over-allotment option with respect to an additional 2,250,000 shares of Arris Group Common Stock (the "Offering"). On June 25, 2002, Nortel Networks consummated the sale to the Underwriters of a total of 15,000,000 shares of Arris Group Common Stock. The shares of Arris Group Common Stock were sold to the public at a price of $4.71 per share, and Nortel Networks received proceeds of $4.4745 per share, or an aggregate of $67,117,500.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

     (a) Nortel Networks Corporation is the beneficial owner of 22,000,000 shares of Arris Group Common Stock, representing approximately 26.9% of the Arris Group Common Stock issued and outstanding.

     Except as set forth in this Item 5, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Arris Group Common Stock.

     Item 5(b) of the Statement is hereby amended and restated to read in its entirety as follows:

     (b) Nortel Networks Corporation has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 22,000,000 shares of Arris Group Common Stock.

     Item 5(d) of the Statement is hereby amended and restated to read in its entirety as follows:

     (d) Nortel Networks Corporation holds all rights associated with the 22,000,000 shares of Arris Group Common Stock, including the right to receive dividends on such stock.

CUSIP NO. 04269Q100                                           Page 5 of 7 Pages


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Arris Group.
         -----------------------------------------------------------------------

     The paragraphs describing the Underwriting Agreement in Item 6 of the Statement are hereby amended and restated to read in their entirety as follows:

     UNDERWRITING AGREEMENT. On June 19, 2002, Nortel Networks LLC, Arris Group, and CIBC and J.P. Morgan, as representatives of the several underwriters set forth in Schedule I thereto, entered into the Underwriting Agreement pursuant to which Nortel Networks LLC agreed to sell 15,000,000 shares of Arris Group Common Stock to the underwriters and granted the underwriters an over-allotment option with respect to an additional 2,250,000 shares of Arris Group Common Stock. On June 25, 2002, Nortel Networks consummated the sale to the Underwriters of a total of 15,000,000 shares of Arris Group Common Stock. The shares of Arris Group Common Stock were sold to the public at a price of $4.71 per share, and Nortel Networks received proceeds of $4.4745 per share, or an aggregate of $67,117,500.

     The  Underwriting  Agreement  provides,  among  other  things,  that Nortel
Networks LLC shall not, for a period of 90 days after the date of the Underwriting Agreement (through September 17, 2002), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Arris Group Common Stock or any securities convertible into or exercisable or exchangeable for Arris Group Common Stock other than as a bona fide gift or bona fide gifts; provided, however, that the recipient of such bona fide gift or gifts shall execute and be bound by the terms of a lock-up agreement, substantially in the form attached as Exhibit A thereto, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Arris Group Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Arris Group Common Stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of Arris Group Common Stock or any security convertible into or exercisable or exchangeable for Arris Group Common Stock without the prior written consent of CIBC and J.P. Morgan, in each case other than (y) the shares of Arris Group Common Stock to be sold pursuant to the Underwriting Agreement, and (z) any shares of Arris Group Common Stock sold by Nortel Networks to Arris Group. Notwithstanding the foregoing, Nortel Networks LLC shall be entitled to have its membership interest in Arris LLC redeemed by Arris LLC pursuant to the terms of the Option Agreement. Pursuant to the Underwriting Agreement, Arris Group and Nortel Networks have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. A copy of the Underwriting Agreement is filed as Exhibit 8 to the Schedule 13D and incorporated herein by reference.

     The second paragraph describing the Option Agreement in Item 6 of the Statement is hereby amended and restated to read in its entirety as follows:

     In addition, the Option Agreement provides that the term of the option shall commence on the later of (i) the closing date of the sale by Nortel Networks of at least 10,000,000 shares of Arris Group Common Stock (or such lesser number of shares as Nortel Networks may elect to sell), in a firm commitment underwritten public offering pursuant to the

CUSIP NO. 04269Q100                                           Page 6 of 7 Pages

S-3 Registration Statement, and (ii) June 30, 2002, and shall expire on June 30, 2003. A copy of the Option Agreement is filed as Exhibit 7 to the Schedule 13D and incorporated herein by reference.

     Item 6 of the Statement is hereby further amended to include the following paragraphs before the last two paragraphs of Item 6:

     As a result of the consummation of the Offering, under the Investor Rights Agreement, after September 30, 2002, Nortel Networks shall be permitted to (i) dispose of any shares of Arris Group Common Stock to any person or persons in any manner at any time and from time to time, subject to certain limited restrictions set forth more fully therein, and (ii) deposit Arris Group voting securities into a voting trust. In addition, in the event that Arris Group adopts a shareholder rights plan, Nortel Networks agrees not to bring any claim or cause of action against Arris Group or its board of directors in connection with the adoption or administration of such plan, provided that (i) such plan is customary for a company similarly-situated to Arris Group, and (ii) no member of Nortel Networks is deemed an "acquiring person" (as such term is customarily defined) solely by reason of its ownership of Arris Group Common Stock received pursuant to the Reorganization Agreement on the date of adoption of the shareholder rights plan.

     In addition, as a result of the consummation of the Offering, (i) the Restricted Period set forth in the Lock-Up Agreement shall commence on June 25, 2002, and (ii) the term of the option set forth in the Option Agreement shall commence on June 30, 2002.

CUSIP NO. 04269Q100                                           Page 7 of 7 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2002                    NORTEL NETWORKS CORPORATION

                                       By: /s/ Deborah J. Noble
                                           -------------------------------------
                                           Deborah J. Noble
                                           Corporate Secretary

                                       By: /s/ Blair F. Morrison
                                           -------------------------------------
                                           Blair F. Morrison
                                           Assistant Secretary